21 April 2022

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme and Cancellation of Shares held in Treasury

RELX PLC (the “Company”) announces in compliance with the UK and EU Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £200 million in total between 21 April 2022 and 25 July 2022 (the "Programme"). This follows the successful completion of a £150 million non-discretionary programme on 20 April 2022. Both programmes are part of the £500 million to be deployed on share buybacks in 2022, as announced on 10 February 2022.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 21 April 2022 which permits the Company to purchase no more than 198.5 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 12 of the Listing Rules.

The Company has entered into an agreement with J.P. Morgan Securities plc ("JPMS plc") under which it has issued irrevocable instructions to JPMS plc to manage the Programme. JPMS plc will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. JPMS plc will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

RELX PLC also announces that today it cancelled 20 million of its ordinary shares held in treasury. Following the cancellation, RELX PLC holds a total of 36,583,983 ordinary shares in treasury and has 1,929,278,585 ordinary shares in issue (excluding treasury shares).

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724